

February 24, 2011

Mr. Wilfred N. Cooper, Jr.
President
WNC California Housing Tax Credits II, L.P.
17782 Sky Park Circle
Irvine, CA 92614-6404

      Re: WNC California Housing Tax Credits II, L.P.
              Form 10-K
              Filed June 29, 2010
              File No. 0-20056

Dear Mr. Cooper:

We have reviewed your filing and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to this comment, we may have additional comments.

Item 15. Exhibits and Financial Statement Schedules

1.   We note you incorporate by reference Limited Partnership Agreements that were filed as exhibits over 10 years ago. Please note that pursuant to Item 10(d) of Regulation S-K, a document on file with the Commission for more than five years may not be incorporated by reference except in specific circumstances. Please confirm that you will file these exhibits in future filings or tell us why you are not required to re-file them.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comment, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Kristi Marrone at (202) 551-3429 or me at (202) 551-3486 if you have questions regarding comments on the financial statements and related matters. Please contact Sandra Hunter at (202) 551-3758 or Tom Kluck at (202) 551-3233 with any other questions.

Sincerely,

Daniel L. Gordon
Branch Chief